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                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                 Amendment No. 2

                                       to

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of l934


GSB Financial Corporation
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                  (Name of Issuer)
Common Shares, $.01 par value
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                 (Title of Class of Securities)

362263105
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Simeon Brinberg           (CUSIP Number)
60 Cutter Mill Road, Great Neck, New York  11021 516-466-3100
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          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                            June 22, 1998
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     (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule l3D, and is filing this schedule because of Rule l3d-l(e), 13d-1 (f) or 13d-1(g), check the following box / /.

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-l(a) for other parties to whom copies are to be sent.

                           Page 1 of 4 Pages


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                                                   Page 2 of 4 Pages
Cusip No. 362263105

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l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Gould Investors L.P. - 11-2763164
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2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)
                                                   (b)
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3.   SEC USE ONLY

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4.   SOURCE OF FUNDS*

     WC
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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

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6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
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                    7.   SOLE VOTING POWER - 198,570
 NUMBER OF          _____________________________________________
 SHARES             8.   SHARED VOTING POWER -
 BENEFICIALLY       ____________________________________________
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 198,570
 EACH               _____________________________________________
 REPORTING          10.  SHARED DISPOSITIVE POWER -
 PERSON WITH        _____________________________________________
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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON -   198,570
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12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.83%
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14.  TYPE OF
REPORTING PERSON*
     PN



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                                                   Page 3 of 4 Pages

         This amendment amends and supplements Schedule 13D dated June 5, 1998, as amended by Amendment No.1. Except as amended by this amendment there has been no change in the information previously reported on Schedule 13D, as amended.

Item 3.   Source and Amount of Funds or Other Consideration

As of the date hereof, the Partnership has purchased a total of 198,570 Common Shares of the Company at an aggregate cost of $3,211,292.93. The funds used to make these purchases came from the Partnership's working capital. The
Partnership has an availability of approximately $21,000,000 under a margin account maintained by the Partnership with Salamon Smith Barney. As of the date hereof there is approximately $15,000,000 outstanding under this facility.

Item 5.   Interest in Securities of the Issuer

     (a) The Partnership owns, as of this date, 198,570 Common Shares of the Company, constituting approximately 8.83% of the Common Shares outstanding.

(b) The Partnership has sole voting and dispositive power with respect to the 198,570 Common Shares it beneficially owns.

(c) The following table sets forth transactions in Common Shares of the Company effected by the Partnership since Amendment No. 1 to Schedule 13D dated June 10, 1998 was filed. The shares purchased were open market purchases in the over-the-counter market.

Date of Purchase         Number of Shares         Price per Share

     6/10/98                   5,000                    17.125
     6/19/98                  14,000                   17.0625
     6/22/98                   5,000                   17.0625



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                                                  Page 4 of 4 Pages

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment to the statement is true, complete and correct.


Dated: June 24, 1998


                                GOULD INVESTORS L.P.
                             BY GEORGETOWN PARTNERS, INC.
                                MANAGING GENERAL PARTNER



                             By s/Simeon Brinberg
                             ----------------------
                             Simeon Brinberg
                             Senior Vice President